September 6, 2022

Alberta Securities Commission

600, 250 - 5 Street SW

Calgary, AB, T2P 0R4

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

710 W Georgia Street

Vancouver, BC, V7Y 1L2

Dear Sirs and Mesdames:

Re:

Pacific Booker Minerals Inc. (the “Company”)

Notice Pursuant to National Instrument 51-102 – Change of Auditor

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administration (“NI-102”) in connection with the resignation of MNP LLP, Chartered Professional Accountants, from the office of the auditor of the Company and the appointment of DeVisser Gray LLP, Chartered Professional Accountants (“DeVisser”), as the successor to MNP LLP as auditor of the Company effective August 31, 2022.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated August 31, 2022 (the “Notice”) prepared by the Company. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statement contained in the Notice that relates to MNP LLP.

Yours truly,

CHARTERED PROFESSIONAL ACCOUNTANTS